UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

XCel Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98400M101

(CUSIP Number)

December 22, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 98400M101	13G	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): The H Company IP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,000,000
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No 98400M101	13G	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): House of Halston, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	Solely in its capacity as parent of The H Company IP, LLC.

CUSIP No 98400M101	13G	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): The H Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	Solely in its capacity as the owner of a majority in interest in House of Halston, LLC.

CUSIP No 98400M101	13G	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): IP07 HOH Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	Solely in its capacity as a member of the Board of Managers of The H Investment Company, LLC.

CUSIP No 98400M101	13G	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Investment Partnership (2007) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	Solely in its capacity as the controlling shareholder of IP07 HOH Inc.

CUSIP No 98400M101	13G	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Investment Partnership (2007) GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	Solely in its capacity as the general partner of Investment Partnership (2007) LP.

CUSIP No 98400M101	13G	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Investment Partnership II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	Solely in its capacity as the general partner of Investment Partnership (2007) GP LP.

CUSIP No 98400M101	13G	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): David Kassie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Solely in his capacity as a Directors of Investment Partnership II GP Inc.

CUSIP No 98400M101	13G	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Christopher Payne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,000,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Solely in his capacity as a Director of Investment Partnership II GP Inc.

CUSIP No 98400M101	13G	Page 11 of 18 Pages

Item 1(a)	Name of Issuer:

Xcel Brands, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

475 Tenth Avenue, 4th Floor

New York, NY 10018

Item 2(a)	Name of Person Filing:

The H Company IP, LLC (“H Company”), House of Halston, LLC (“Halston”), The H Investment Company, LLC (“H Investment”), IP07 HOH Inc. (“IP07”), Investment Partnership (2007) LP (“Investment Partnership”), Investment Partnership (2007) GP LP (“Partnership (2007)”), Investment Partnership II GP Inc. (“Partnership II”), David Kassie and Christopher Payne (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of H Company, Halston, and H Investment is 1201 W. 5th Street, T-1100, Los Angeles, California 90017.

The address of the principal business office of each of IP07, Investment Partnership, Partnership (2007), Partnership II, David Kassie and Christopher Payne is c/o Hawthorn Equity Partners, 333 Bay Street, Suite 1640, Toronto, Ontario M5H 2R2.

Item 2(c)	Citizenship:

Each of H Company, Halston and H Investment are limited liability companies organized under the laws of the State of Delaware.

IP07 is a corporation incorporated under the laws of the State of Delaware.

Investment Partnership is a Manitoba limited partnership.

Partnership (2007) is a Manitoba limited partnership.

Partnership II is an Ontario corporation.

Mssrs. Kassie and Payne are citizens of Canada.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

CUSIP Number: 98400M101

CUSIP No 98400M101	13G	Page 12 of 18 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned and (b) percent of class:

(1)	H Company directly owns 1,000,000 shares of the Issuer’s Common Stock, or approximately 7.1% of the total number of shares of Common Stock outstanding.

(2)	Halston is the parent company of H Company and may be deemed to share beneficial ownership of the shares held by H Company by virtue of its ability to direct the decisions of H Company.

(3)	H Investment, in its capacity as the controlling member of Halston, has the ability to direct the investment decisions of the Halston, including the power to direct the decisions of Halston regarding the disposition of securities held by H Company; therefore, H Investment may be deemed to beneficially own the shares of Common Stock of the Issuer held by H Company.

(4)	IP07, in its capacity as a member of the Board of Managers of H Investment, has the ability to direct the management of H Investment’s business, including the power to direct the decisions of H Investment regarding the vote and disposition of securities held by H Company; therefore, IPO7 may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by H Company.

(5)	Investment Partnership, in its capacity as the controlling shareholder of IP07, has the ability to direct the management of the IP07’s business, including the power to direct the decisions of the IP07 regarding the disposition of securities held by H Company; therefore, IP07 may be deemed to beneficially own the shares of Common Stock of the Issuer held by H Company.

CUSIP No 98400M101	13G	Page 13 of 18 Pages

(6)	Partnership (2007), in its capacity as the general partner of Investment Partnership, has the ability to direct the management of Investment Partnership’s business, including the power to direct the decisions of Investment Partnership regarding disposition of securities held by H Company; therefore, Partnership (2007) may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by H Company.

(6)	Partnership II, in its capacity as the general partner of Partnership (2007), has the ability to direct the management of Partnership (2007)’s business decisions, including the power to direct the decisions of Partnership (2007) regarding disposition of securities held by H Company; therefore, Partnership II may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by H Company.

(7)	Mssrs. Kassie and Payne, in their capacities as directors of the two member board of directors of Partnership II, have the ability to direct Partnership II’s business decisions, including the power to direct the decisions of Partnership II regarding disposition of securities held by H Company; therefore, Mssrs. Kassie and Payne may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by H Company.

By virtue of the relationships described above, each of Reporting Persons, other than H Company, may be deemed to have indirect beneficial ownership of 1,000,000 shares of the Issuer’s Common Stock held by H Company, or approximately 7.1% of the total number of shares of Common Stock outstanding.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than H Company.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 14,066,121 shares of Common Stock outstanding as of December 22, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page. H Company and the Issuer entered into a Voting Agreement whereby H Company appointed the Issuer’s chief executive officer as its proxy and attorney-in-fact to vote the shares of Common Stock held by H Company. Consequently, the Reporting Persons have no power to vote or to direct the vote of the shares reported on this Schedule 13G.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page

CUSIP No 98400M101	13G	Page 14 of 18 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2015

THE H COMPANY IP, LLC

By:	/s/ Benjamin Malka
Name:	Benjamin Malka
Title:	Chief Executive Officer

HOUSE OF HALSTON, LLC

By:	/s/ Benjamin Malka
Name:	Benjamin Malka
Title:	Chief Executive Officer

THE H INVESTMENT COMPANY, LLC

By:	/s/ Eric W. Kaup
Name:	Eric W. Kaup
Title:	Manager

IP07 HOH INC.

By:	/s/ Christopher Payne
Name:	Christopher Payne
Title:	Director

INVESTMENT PARTNERSHIP (2007) LP

By:	/s/ Christopher Payne
Name:	Christopher Payne
Title:	Director

INVESTMENT PARTNERSHIP (2007) GP LP

By:	/s/ Christopher Payne
Name:	Christopher Payne
Title:	Director

INVESTMENT PARTNERSHIP II GP INC.

By:	/s/ Christopher Payne
Name:	Christopher Payne
Title:	Director

13G

DAVID KASSIE

By:	/s/ David Kassie

CHRISTOPHER PAYNE

By:	/s/ Christopher Payne

13G

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement of Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: January 2, 2015

THE H COMPANY IP, LLC

By:	/s/ Benjamin Malka
Name: Benjamin Malka
Title: Chief Executive Officer

HOUSE OF HALSTON, LLC

By:	/s/ Benjamin Malka
Name: Benjamin Malka
Title: Chief Executive Officer

THE H INVESTMENT COMPANY, LLC

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Manager

IP07 HOH INC.

By:	/s/ Christopher Payne
Name: Christopher Payne
Title: Director

INVESTMENT PARTNERSHIP (2007) LP

By:	/s/ Christopher Payne
Name: Christopher Payne
Title: Director

13G

INVESTMENT PARTNERSHIP (2007) GP LP

By:	/s/ Christopher Payne
Name: Christopher Payne
Title: Director

INVESTMENT PARTNERSHIP II GP INC.

By:	/s/ Christopher Payne
Name: Christopher Payne
Title: Director

DAVID KASSIE

By:	/s/ David Kassie

CHRISTOPHER PAYNE

By:	/s/ Christopher Payne